VIA EDGAR

January 29, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ADM Endeavors, Inc. Registration Statement on Form S-1 File No. 333-292924

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, February 2, 2026, at 4:30 p.m. ET, or as soon thereafter as is practicable.

The Registrant authorizes Lance Brunson of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Brunson at (801) 303-5737 with any questions you may have.

Thank you for your assistance.

Sincerely,

ADM Endeavors, Inc.

/s/ Marc Johnson

Marc Johnson

Chief Executive Officer